Exhibit 99.4

NICE Announces Annual Digital CX Week, Highlighting Digital-First Strategies
to Transform Customer Experience

Digital CX Week 2022 to feature online sessions by industry thought leaders and analysts embracing digital solutions to meet customers whenever, wherever, and however they want

Hoboken, N.J., September 14, 2022 – NICE (Nasdaq: NICE) today announced the upcoming Digital CX Week 2022, a virtual conference giving an unprecedented view into how to digitally transform customer experiences. The event is set to take place September 27-29 with a series of six online sessions presented by industry thought leaders, as well as the experts driving innovation at NICE and the customers who have harnessed these innovations to deliver brand-differentiating, AI-powered customer experiences. To register, click here.

Sessions to include:

•
A panel discussion led by Dan Miller, lead analyst and founder of Opus Research, who will examine emerging trends and recent survey results to assess the current state of play in digital CX. The panel will reveal how organizations can optimize their existing people, technology, and data sources to transform self-service into customer empowerment opportunities. The panel will also demonstrate how organizations can utilize data insights from customer conversations in real-time and consolidate operational data siloes to create more satisfying customer journeys.

•
Leaders with Splunk, a premier data platform, will walk participants through their selection and implementation of a new knowledge management system. They will explore common pitfalls in knowledge management, why Splunk needed a new solution, how they chose and implemented the new system, and the results they’ve seen since then.

•
A sit-down interview with Dr. Nicola Millard, a principal innovation partner at BT. Millard is an award-winning presenter who was listed as one of the top 20 UK CX Influencers by Customer Experience Magazine two years in a row. Millard will share how proactive customer care can be truly transformative. She will dispel common misconceptions about what it means to implement proactive customer care and how organizations can avoid accidentally overwhelming their contact centers.

View the full agenda here.

Paul Jarman, CEO, NICE CXone, said, “We are eager to welcome you to this year’s Digital CX Week where you can gain valuable insights and perspectives on the capabilities organizations need to stay ahead of the curve and deliver industry-leading customer experiences. We will show you how leveraging insights and revolutionizing CX may be easier than you think. The future is digital CXi (Customer Experience Interactions). The future is NICE.”

Registration is now open. Click to register here.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.